

08026335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER

8 – 48931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** AND ENDING **DECEMBER 31, 2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

BAY CREST PARTNERS, LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 WALL STREET – 45ᵀᴴ FLOOR

PROCESSED

~~MAR 1 3 2008~~

NEW YORK   **NEW YORK**   D   **THOMSON
FINANCIAL**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUSSELL POLLACK   **(212) 480 - 1400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023   New York   NY   10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (06-02)




OATH OR AFFIRMATION

I, *WILLIAM MULLIGAN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
   BAY CREST PARTNERS, LLC, as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

MANAGING PARTNER
Title

X _____
Notary Public

Lisa Carbonara
Notary Public State of New York
No #01CA6010513
Qualified in Kings County
Commission Expires July 20 ___2010

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____*BAY CREST PARTNERS, LLC*_____

ADDRESS: _____*40 Wall Street – 45th Floor - New York, NY 10005*_____

DATE: _____**DECEMBER 31, 2007**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of *BAY CREST PARTNERS, LLC*
caused an audit to be made in accordance with the prescribed regulations and have arranged for
the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2007** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

_____   _____WILLIAM P. MULLIGAN_____

_____   _____Russell L. Pollack_____

_____   _____

_____   _____

I, *WILLIAM MULLIGAN,* swear that to the best of my knowledge and belief,

the accompanying financial statements and supporting schedule(s) pertaining to the Firm

of *BAY CREST PARTNERS, LLC,* as of *DECEMBER 31, 2007,* are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal officer,

director or member has any proprietary interest in any account classified solely as that of

customer, except as follows:

No Exceptions

(Signature)

MANAGING PARTNER
(Title)

(Notary Public)

BAY CREST PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$2,203,837
Due from broker	219,230
Commissions receivable	880,101
Fixed assets - net of accumulated depreciation of $206,444 (Note 2e)	-
Other assets	39,926
Related party receivable	2,298
Total assets	$3,345,392

LIABILITIES AND CAPITAL

Liabilities:

Accounts payable and accrued expenses	$ 620,310
Due to parent company	150,000
Total liabilities	770,310

Commitments and Contingencies (Notes 3 and 6)

Capital (Note 7) 2,575,082

Total liabilities and capital	$3,345,392

The accompanying notes are an integral part of this statement.

BAY CREST PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1-   **Nature of Business**

Bay Crest Partners, LLC (The "Company") is a broker/dealer registered with the Securities and Exchange Commission.

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting business as a broker on the floor of the New York Stock Exchange.

Amerivest Partners, LLC, a limited liability company ("Amerivest"), is a New York State company formed in 1999 for the purpose of conducting business as a broker on the floor of the American Stock Exchange.

Freedom Holding Group LLC, a limited liability company ("The Parent") is a New York State company formed in 2007 as the 100% owner of the Company and Amerivest.

Through April 30, 2007 the company owned 51.18% of Amerivest. At May 1, 2007 the Parent acquired 100% of the Company and Amerivest.

The financial statements include the accounts of the Company and its minority-owned subsidiary, Amerivest, after elimination of all material intercompany accounts, transactions, and profits through April 30, 2007.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis.

b)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2-   **Summary of Significant Accounting Policies (*continued*)**

c)   ***Income Taxes***

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d)   ***Depreciation and Amortization***

Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of four to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e)   ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Commitments and Contingencies**

Office Lease

The Company leases premises under a lease expiring February 27, 2009. At December 31, 2007, the minimum rental commitments, before escalations, under the lease is as follows:

Year	Amount
2008	$248,360
2009	$ 41,393

Lines of Credit

The Company has established two revolving lines of credit totaling $1,000,000. Interest is calculated at prime plus ½%, and the lines of credit are collateralized by all of the assets of the Company. As of December 31, 2007, none of these amounts have been drawn upon by the Company.

Consulting Agreement

The Company entered into a withdrawal and consulting agreement with a former member, expiring December 31, 2008. The agreement calls for maximum payments of $270,000 in 2008. 50% of such payments will be allocated to the consulting services provided to the Company, and 50% for the redemption of his interest in the Company.

Note 4-   **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. For the year ended December 31, 2007, the Company's liability to the plan was $116,508.

Note 5-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 6-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $2,247,693, which was $2,196,339 in excess of its required net capital of $51,354. The Company's net capital ratio was 34.27%.

A copy of the Company's Consolidated Statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the New York Stock Exchange, Inc.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Bay Crest Partners, LLC and Subsidiary
40 Wall Street – 45th Floor
New York, N.Y. 10005

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bay Crest Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 30, 2008

BAY CREST PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

BAY CREST PARTNERS, LLC
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2007



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Bay Crest Partners, LLC and Subsidiary
40 Wall Street – 45th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of Bay Crest Partners, LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
January 30, 2008

END